

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


03050359

4 April 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer


SEC MAIL
RECEIVED
PROCESSING
APR 11 2003
WASH, D.C.
184
SECTION

Enc.

dlw 5/13


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003
WASH. DC
184
SECTION


NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Ken Hoolihan
Date of Last Disclosure by Director:	6 & 7 January 2003
Date of Change:	2 April 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	735,746 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 860,316 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	8,800 @ AUD4.9 cents each 115,770 @ AUD5.0 cents each

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade



Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Leon Musca
Date of Last Disclosure by Director:	6 & 7 January 2003
Date of Change:	2 April 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 527,422 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Number of Securities Acquired:	
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 651,992 Ordinary fully paid shares – Bëneficial in the name of BB Nominees Pty Ltd **Non Beneficial:**
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	8,800 @ AUD4.9 cents each 115,770 @ AUD5.0 cents each

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Richard Tweedie
Date of Last Disclosure by Director:	6 & 7 January 2003
Date of Change:	2 April 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 735,745 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 860,315 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	8,000 @ AUD4.9 cents each 115,770 @ AUD5.0 cents each

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade



Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Ernest Geoffrey Albers
Date of Last Disclosure by Director:	6 & 7 January 2003
Date of Change:	2 April 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	Attached.
Number of Securities Acquired:	
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** Attached. **Non Beneficial:** Attached.
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	17,600 @ AUD4.9 cents each 231,540 @ AUD5.0 cents each

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	4,016,433	4,016,433		
Ernest Geoffrey Albers (as Trustee for EG & PJ Albers)	-	-		
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	655,214		
BB Nominees Pty Ltd	1,382,054	1,631,194	02/04/03	4.9 & 5.0¢
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,250,000	1,250,000		
TOTAL	7,303,701	7,552,841		

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Browse Petroleum Pty Ltd	6,200,000	6,200,000		
Octanex NL	25,220,000	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	11,160,140		
TOTAL	42,580,140	42,580,140		

TOTAL	49,883,841	50,132,981